

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 19, 2011

BY FAX AND U.S. MAIL

Susan S. Rhee, Esq.
Curian Variable Series Trust
Vice President, Chief Legal Officer
1 Corporate Way
Lansing, Michigan 48951

   Re: Curian Variable Series Trust
     Initial Registration Statement on Form N-1A
     <u>File Nos. 333-177369; 811-22613</u>

Dear Ms. Rhee:

  The staff has reviewed the above-referenced initial registration statement, which the Commission received on October 18, 2011. The registration statement received a full review. Based on our review, we have the following comments. Page numbers listed are based on the courtesy copy of the filing provided to the staff.

1. **General Comments**

  a. Although the funds in the Curian Variable Series Trust (Trust) may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the Trust will post its proxy materials on the Internet as required by the rule. *See* Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-03-07 (Aug. 1, 2007). *See* also, Internet Availability of Proxy Materials, Rel. No. IC-27671; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/2007/34-55146.pdf.

  b. If the registrant intends to distribute any summary prospectus, please include the legend required by Rule 498 (b)(1)(v) at the beginning of each summary prospectus. *See* 17 C.F.R. sec. 230. 498(b)(1)(v).

  c. The last sentence of footnote two of the expense table in each summary prospectus referencing "Acquired Fund Fees and Expenses" is not clear. For all funds in the trust, please put this sentence into plain English.

  d. For each summary prospectus, consider re-writing for clarity the last sentence of "Principal Investment Strategies" introducing the "Asset Classes" table.

e. "Risk Control Asset Allocation," "Global Tactical Asset Allocation (GTAA)," and "Risk Parity" are portfolio allocation strategies not asset classes. Please delete or provide alternative asset classes for these allocation strategies in all tables of asset classes contained in the summary prospectuses.

f. For the portfolios that list "risk control" as a secondary investment objective, please explain what this term means. Please also explain to the staff how that can be an objective given the asset classes in which the underlying funds will be investing, *e.g.*, emerging markets debt and high yield.

g. "Underlying Funds" are defined in the investment objectives of the first nine fund summaries. Please define "Underlying ETFs" in the investment objectives section of the fund summaries for the funds using underlying ETFs.

h. For all fee tables in the summary prospectuses showing a "Less Waiver/Reimbursement" line item, show all corresponding fee percentages as negative numbers.

i. Please confirm supplementally that Curian Tactical Advantage 35 Fund, Curian Tactical Advantage 60 Fund, Curian Tactical Advantage 75 Fund, Curian Dynamic Risk Advantage – Income Fund, and Curian/American Funds Growth Fund are the only funds of the Trust receiving waivers of a portion of management fees.

j. For all funds that have no acquired fund fees and expenses line, please confirm supplementally that none of those funds have any acquired fund fees and expenses in excess of one basis point as per Item 3, Instruction 3(f)(i) of Form N-1A.

k. Curian Dynamic Risk Advantage – Diversified Fund (p.33), Curian Dynamic Risk Advantage – Aggressive Fund (p.37), Curian/AQR Risk Parity Fund (p.53), and Curian/Invesco Balanced-Risk Commodities Fund (p.61) each have Cayman Island subsidiaries. The staff requires certain disclosure and representations concerning these types of subsidiaries. For example, if the Fund's adviser also acts as adviser to the subsidiary, the Fund's board needs to approve the advisory agreement with the subsidiary consistent with section 15 of the Investment Company Act ("Act"). The subsidiary's board of directors also should be structured in compliance with section 16 of the Act, and the policies of the subsidiary should be disclosed as required by section 8(b) of the Act. Please confirm supplementally that these requirements have been met. Please also confirm that each fund has: (1) provided audited financials for its subsidiary, separate from those of the fund; (2) consented to service of process on its subsidiary and examinations of the subsidiary's books and records; and (3) will have its subsidiary's board execute the fund's post-effective amendments.

l. The investment objective in the summary prospectus of the Curian/The Boston Company Equity and Income Fund includes total return which is defined as "(consisting of capital appreciation and income)." See page 75. Please add similar parenthetical descriptions to the summary prospectuses of other funds in the trust having total return as part of their investment objective: Curian/AQR Risk Parity Fund, Curian/Franklin Templeton Natural Resources Fund, and Curian/Invesco Balanced-Risk Commodities Fund.

m. The first 9 fund summaries, the fund of funds, list "underlying funds risk" in the principal risk section of the summaries and put as secondary risks – in the non-summary additional info (*i.e*., p. 96) – the risks of those underlying funds. Item 4 of Form N-1A requires a summary of the principal risks of investing in the fund. Please determine which of the risks of the underlying funds constitute principal risks of the fund that invests in them.

n. Please make conforming changes throughout the prospectus, as applicable. Wherever a comment has applicability to several funds in the Trust, please identify the prospectus for each fund where a change was made in response to these comments.

2. **Summary Overview - Curian Guidance – Maximize Income Fund**

Please describe more thoroughly or provide an alternative objective for "generation of competitive income" found in the summary investment objective on page 1.

3. **Summary Overview - Curian Guidance – Balanced Income Fund**

Please describe more thoroughly or provide an alternative objective for "generation of competitive income" found in the summary investment objective on page 4.

4. **Summary Overview - Curian Guidance – Rising Income Fund**

Please describe more thoroughly in Plain English or provide an alternative objective for "a potentially rising stream of income" found in the summary investment objective on page 7.

5. **Summary Overview - Curian Guidance – Moderate Growth Fund**

The Curian Guidance Moderate Growth Fund and the Curian Guidance Maximum Growth Fund have identical objectives, strategies, and risk disclosures. Please amend the disclosure so that an investor can distinguish between the two funds.

6. **Summary Overview - Curian Guidance – Tactical Moderate Growth Fund**

The Curian Guidance Tactical Moderate Growth Fund and the Curian Guidance Tactical Maximum Growth Fund have identical objectives, strategies, and risk disclosures. Please amend the disclosure so that an investor can distinguish between the two funds.

7. **Summary Overview - Curian Guidance – Institutional Alt 65 Fund**

Please correct typographical error in the paragraph following the asset classes table in referencing market conditions on page 20.

8. **<u>Summary Overview - Curian/American Funds Growth Fund</u>**

   a. In the principal investment strategies section of the summary prospectus please describe the significance of "Class 1" shares of the Master Fund (p. 44).

   b. The third paragraph of the performance section of the summary prospectus (p.45) states that returns do not include charges that will be imposed by the "Feeder Fund"; however, the term "Feeder Fund" is not defined. Please define the Curian/American Funds Growth Fund as the "Feeder Fund" and consistently use this term throughout the prospectus when discussing this fund.

9. **<u>Summary Overview - Curian/Epoch Global Shareholder Yield Fund</u>**

   Please describe more thoroughly or provide an alternative objective for "high level of income" disclosed on page 53 in the investment objective section of the summary prospectus for this fund.

10. **<u>Summary Overview - Curian/Invesco Balanced-Risk Commodities Fund</u>**

    Please explain to the staff how the investment strategies for this fund (pp. 61-62) are consistent with rule 35d-1 under the Investment Company Act of 1940.

11. **<u>Summary Overview - Curian/The Boston Company Multi-Alpha Market Neutral Equity Fund</u>**

    Please disclose that, consistent with the name of the this portfolio, the fund will invest at least 80% of its assets in equity securities. *See* rule 35d-1 under the Investment Company Act of 1940.

12. **<u>Curian Guidance – Maximize Income Fund</u>** (non-summary section)

    Please describe more thoroughly or provide an alternative objective for "generation of competitive income" found in the investment objective and underlying funds and asset classes sections on pages 80-81.

13. **<u>Curian Guidance – Balanced Income Fund</u>** (non-summary section)

    Please describe more thoroughly or provide an alternative objective for "generation of competitive income" found in the investment objective and underlying funds and asset classes sections on pages 83-84.

14. **<u>Curian Guidance – Rising Income Fund</u>** (non-summary section)

    Please describe more thoroughly or provide an alternative objective for "potentially rising stream of income" found in the investment objective on page 86 and "potential for a rising stream of income" in the underlying funds and asset classes sections on pages 87.

15. **<u>Curian Guidance – Institutional Alt 65 Fund</u>** (non-summary section)

    Please correct typographical error in the first paragraph of the principal investment strategies section referencing market conditions on page 103.

16. **<u>Curian/American Funds Growth Fund</u>** (non-summary section) (p. 127)

    a. Provide full name of fund defined as Master Fund in the investment objective section. Also, please identify the Curian/American Funds Growth Fund as a Feeder Fund and describe the significance of the Class 1 shares.

    b. Please rewrite the second sentence of the principal investment strategies section in Plain English, avoiding unnecessary language such as "seeks" and "appear."

17. **<u>Master Feeder Structure</u>** (p. 165)

    The Curian/American Funds Growth Fund is defined as the "AF Feeder Fund." The American Funds Growth Fund is defined as the "AF Master Fund." These definitions are not consistent with definitions of these funds appearing in the additional information and summary prospectus portions of the prospectus. Please make such definitions consistent throughout the prospectus.

18. **<u>More about the Funds</u>** (p. 166) .

    The fourth paragraph of this section references "Certain Funds," and "the Fund's," in relation to investing in futures contracts, commodity futures, and commodity options and with regard to possible determination to be commodity pools. As written, it is unclear whether just certain or all of funds of the Trust invest in such financial instruments and whether certain or all of the funds could be determined to be commodity pools. Please clarify.

19. **<u>Regulatory Inquiries and Pending Litigation</u>:**

    Please provide any updated information available concerning the SEC's investigation into subadviser Fiduciary Asset Management Inc. ("FAMCO"), discussed on page 167, and the judicial proceedings concerning subadviser Pacific Investment Management Company LLC ("PIMCO"), discussed on page 168.

20. **Financial Statements, Exhibits, and Other Information**

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment. Where required by Item 28 of Form N-1A, please file actual agreements as opposed to "form of" agreements, *e.g.*, advisory agreements and underwriting contracts and reinsurance contracts. If an actual agreement is not yet available, please indicate that it will be filed by subsequent amendment.

21. **Tandy Representation**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

Alberto H. Zapata
Senior Counsel
Office of Insurance Products